CERTIFICATE OF AMENDMENT

TO

CERTIFICATE OF TRUST

CAPSTONE CHURCH BOND FUND

This Certificate of Amendment to Certificate of Trust of Capstone Church Bond Fund (“Statutory Trust”), dated as of this 15th day of January, 2008, is being duly executed and filed to effect the following change:

The Certificate of Trust of Capstone Church Bond Fund, the Statutory Trust, dated as of October 28, 2004, is hereby amended to change the name of the Statutory Trust to Capstone Church Capital Fund.

IN WITNESS WHEREOF, the undersigned, being a Trustee of the Statutory Trust, does hereby make and enter into this Certificate of Amendment to Certificate of Trust on behalf of the Statutory Trust, to be effective upon the filing thereof.

/s/ Edward L. Jaroski Edward L. Jaroski, as Trustee and not Individually 5847 San Felipe, Suite 4100 Houston, TX 77057